February 20, 2025

VIA EDGAR

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:
AIM Growth Series (Invesco Growth Series) (File No. 811-02699), Invesco Exchange Fund (File No. 811-02611), AIM Equity Funds (Invesco Equity Funds) (File No. 811-01424), AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 811-06463), AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426), AIM Investment Securities Fund (Invesco Investment Securities Funds) (File No. 811-05686), AIM Funds Group (Invesco Funds Group) (811-01540), AIM Sector Funds (Invesco Sector Funds) (File No. 811-03826), and AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File No. 811-07452),Invesco Dynamic Credit Opportunity Fund (File No. 811-23665), Invesco Actively Managed Exchange-Traded Fund Trust (811-22148), Invesco Exchange-Traded Fund Trust (File No. 811-21265), Invesco Exchange-Traded Fund Trust II (File No. 811-21977), Invesco India Exchange-Traded Fund Trust (File No. 811-22147), Invesco Actively Managed Exchange-Traded Commodity Fund Trust (File No. 811-22927), and Invesco Exchange-Traded Self-Indexed Fund Trust (File No. 811-23304) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants and each respective series of the Registrants listed in Exhibit A, as applicable (each such mutual fund or ETF, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the undersigned on January 13, 2025, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR for the fiscal years ended on the dates listed in Exhibit A, as applicable.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

1.	Comment:
Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF has a unitary fee of 0.59%; however, the ratio to average net assets of expenses prior to waivers for the fiscal year ended October 31, 2023 in the Financial Highlights state that the Fund accrued gross expenses of 0.71%.  Please explain.

Response:
The gross expenses for the fiscal year ended October 31, 2023 were incorrectly reported as 0.71%.  However, the net expenses after waivers were correctly stated. The Registrant determined that this was not a material misstatement and corrected this in the Financial Highlights for the fiscal year ended October 31, 2024, which were accompanied by the following footnote: “The ratio has been revised to correct for misstatement in the previously issued October 31, 2023 financial statements. The ratio was previously reported as 0.71%.”

2.	Comment:	The financial statements for Invesco Senior Floating Rate Fund show significant interest and related expenses but there is no disclosure related to a credit agreement. Please explain.

Response:
The Registrant notes the disclosure in Note 7 (“Cash Balances and Borrowings”) to the Financial Statements, which discloses that the Fund participates with another Invesco Fund in a committed secured borrowing facility that permits borrowings up to $1,027,500,000. During the year ended August 31, 2024, the Fund did not borrow under this agreement. The Fund is charged an annual commitment fee by the lender for the commitment to keep the line of credit open. This is the amount shown under Interest, facilities and maintenance fees on the Statement of Operations.  Additionally, under Note 1 (“Significant Accounting Policies”) there is a policy note for Interest, Facilities and Maintenance fees that defines the expenses that may be included in that line item on the Statement of Operations.

3.	Comment:
With respect to Invesco Dynamic Credit Opportunity Fund and Invesco Senior Floating Rate Fund, please confirm in correspondence the Accounting Standards Codification (“ASC”) 820 level for the liabilities associated with unfunded commitments and include this balance, as applicable, in the ASC 820 table in future financial statements.

Response:
The unfunded loan commitments are shown as a security in the Schedule of Investments and are valued daily. The securities are included in the ASC 820 leveling table under the caption Variable Rate Senior Loan Interests with an assigned level based on the valuation technique used to value the securities. The unfunded loan commitments reflected as a liability on the Consolidated Statement of Assets and Liabilities which are contractual obligations for funding are not included in the leveling table.

4.	Comment:
With respect to Invesco Dynamic Credit Opportunity Fund and Invesco Senior Floating Rate Fund, please discuss in correspondence how the significant unobservable inputs table (Level 3 securities) were valued. If securities were valued using broker quotes, please include such disclosure in future financial statements in order for the table to tie to total Level 3 securities in the ASC 820 leveling table.

Response:
Effective with the October 31, 2024 reporting cycle, Invesco enhanced the disclosures for the significant unobservable inputs used in determining Level 3 investments. The table will include all Level 3 investments with the valuation technique used and the unobservable input.  If the holdings were valued using a vendor price without adjustment that amount will be included in a footnote to the table so that the table will now tie in total to the Level 3 securities reported in the ASC 820 leveling table.

5.	Comment:
With respect to Invesco Dynamic Credit Opportunity Fund and Invesco Senior Floating Rate Fund, please discuss in correspondence the accounting method for unfunded commitments and how such method complies with ASC 450-20.

Response:
The Registrant confirms that the unfunded commitments meet the accrual standard as of the reporting date of the financial statements due to the following conditions of; an obligation has been incurred; availability of information before the financial statements are issued; probability that the loan is expected to be funded; and the amount can be reasonably estimated. The Notes to Financial Statements disclose the nature of the unfunded commitments as well as the amount and location of the accrued liability recorded in the Statement of Assets and Liabilities.

6.	Comment:
The annual report for each of the following Funds states that the Fund is non-diversified:  Invesco S&P 500 Equal Weight Communication Services ETF, Invesco Gold & Special Minerals Fund, and Invesco V.I. Technology Fund.  Please confirm such Funds continue to qualify as non-diversified funds.  The Staff reminds the Registrants that if any such Fund has been operating continuously as diversified for more than three years, the Fund would be required to obtain shareholder approval prior to changing its operating status back to non-diversified.

Response:
Each of Invesco S&P 500 Equal Weight Communication Services ETF and Invesco V.I. Technology Fund continues to qualify as a non-diversified fund.  If, in the future, a Fund were to operate in a diversified manner continuously for a three-year period, we confirm that such Fund would seek shareholder approval prior to changing its operating status back to non-diversified, unless the Fund could rely on the no-action letter issued to Stradley Ronon Stevens & Young, LLP on June 24, 2019. Invesco Gold & Special Minerals Fund was inadvertently described as a non-diversified fund in its annual report, which will be corrected in the Fund’s next annual report.

7.	Comment:
Certain Funds (for example, Invesco BuyBack Achievers ETF, Invesco V.I. U.S. Government Money Portfolio, Invesco V.I. S&P 500 Buffer Fund – December and Invesco Main Street Mid Cap Fund) show negative expenses on the respective Fund’s Statement of Operations.  Please explain how presentation of such negative expenses is appropriate. Include in your response any relevant accounting guidance to support the presentation.

Response:
Each of Invesco BuyBack Achievers ETF, Invesco V.I. U.S. Government Money Portfolio, Invesco V.I. S&P 500 Buffer Fund – December and Invesco Main Street Mid Cap Fund experienced negative expenses that were not material to the Funds due to a normal true up of expenses that were identified and adjusted in a subsequent financial reporting period.  True up of expenses are recorded in the same manner as initially recorded to the Fund.  According to 210.4-01(c) Negative amounts shall be shown in a manner which clearly distinguishes the negative attribute. No separate disclosure of the negative expenses is required on the Statement of Operations because none of the expense reversals exceeded 5% of total expenses as required per 210.6-07.2(b).

Please do not hesitate to contact me at 713-214-4345 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Adrien Deberghes
Adrien Deberghes
Principal Financial Officer, Treasurer and Vice President of the OEF Registrants and CEF Registrant and
Vice President of the ETF Registrants

cc:	Kelli Gallegos
Melanie Ringold
Taylor Edwards
Patricia Jones

Mark Greer
Adam Henkel
Mena Larmour

EXHIBIT A

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000064593	811-21977	Invesco S&P 500 Revenue ETF	Invesco Exchange-Traded Fund Trust II	8/31/2024
S000064595	811-21977	Invesco S&P MidCap 400 Revenue ETF	Invesco Exchange-Traded Fund Trust II	8/31/2024
S000064596	811-21977	Invesco S&P SmallCap 600 Revenue ETF	Invesco Exchange-Traded Fund Trust II	8/31/2024
S000064597	811-21977	Invesco S&P Ultra Dividend Revenue ETF	Invesco Exchange-Traded Fund Trust II	8/31/2024
S000000277	811-01424	Invesco Charter Fund	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	10/31/2023
S000000281	811-01424	Invesco Diversified Dividend Fund	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	10/31/2023
S000064631	811-01424	Invesco Main Street All Cap Fund	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	10/31/2023
S000064632	811-01424	Invesco Main Street Fund	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	10/31/2023
S000064633	811-01424	Invesco Rising Dividends Fund	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	10/31/2023
S000022173	811-01424	Invesco Summit Fund	AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	10/31/2023
S000025654	811-05426	Invesco Balanced-Risk Allocation Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000030111	811-05426	Invesco Balanced-Risk Commodity Strategy Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000064702	811-05426	Invesco Core Bond Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000064706	811-05426	Invesco Developing Markets Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000064710	811-05426	Invesco Discovery Mid Cap Growth Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000064696	811-05426	Invesco Fundamental Alternatives Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000064695	811-05426	Invesco Global Allocation Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000045037	811-05426	Invesco Global Infrastructure Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000008408	811-05426	Invesco Greater China Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000000235	811-05426	Invesco Health Care Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000038362	811-05426	Invesco Macro Allocation Strategy Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000035024	811-05426	Invesco Multi-Asset Income Fund	AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	10/31/2023
S000064626	811-06463	Invesco Advantage International Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000000226	811-06463	Invesco EQV Asia Pacific Equity Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000000227	811-06463	Invesco EQV European Equity Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000000230	811-06463	Invesco EQV International Equity Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000064624	811-06463	Invesco Global Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000064625	811-06463	Invesco Global Opportunities Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000064623	811-06463	Invesco International Small-Mid Company Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000054632	811-06463	Invesco MSCI World SRI Index Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000064628	811-06463	Invesco Oppenheimer International Growth Fund	AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	10/31/2023
S000072836	811-21977	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF	Invesco Exchange-Traded Fund Trust II	10/31/2023
S000072837	811-21977	Invesco Alerian Galaxy Crypto Economy ETF	Invesco Exchange-Traded Fund Trust II	10/31/2023
S000020839	811-22147	Invesco India ETF	Invesco India Exchange-Traded Fund Trust	10/31/2023

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000070085	811-22148	Invesco Real Assets ESG ETF	INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST	10/31/2023
S000077281	811-22927	Invesco Agriculture Commodity Strategy No K-1 ETF	Invesco Actively Managed Exchange-Traded Commodity Fund Trust	10/31/2023
S000075602	811-22927	Invesco Electric Vehicle Metals Commodity Strategy No K-1 ETF	Invesco Actively Managed Exchange-Traded Commodity Fund Trust	10/31/2023
S000044509	811-22927	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF	Invesco Actively Managed Exchange-Traded Commodity Fund Trust	10/31/2023
S000000212	811-01540	Invesco EQV European Small Company Fund	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	12/31/2023
S000000214	811-01540	Invesco EQV International Small Company Fund	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	12/31/2023
S000000213	811-01540	Invesco Global Core Equity Fund	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	12/31/2023
S000000218	811-01540	Invesco Small Cap Equity Fund	AIM FUNDS GROUP (INVESCO FUNDS GROUP)	12/31/2023
S000012144	811-02611	Invesco Exchange Fund	Invesco Exchange Fund	12/31/2023
S000064649	811-02699	International Diversified Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000064645	811-02699	Invesco Active Allocation Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000027855	811-02699	Invesco Convertible Securities Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000000473	811-02699	Invesco Income Advantage International Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000010731	811-02699	Invesco Income Allocation Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000027862	811-02699	Invesco Quality Income Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000064647	811-02699	Invesco Select Risk: Conservative Investor Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000000465	811-02699	Invesco Select Risk: Growth Investor Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000064646	811-02699	Invesco Select Risk: High Growth Investor Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000064648	811-02699	Invesco Select Risk: Moderate Investor Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000011250	811-02699	Invesco Select Risk: Moderately Conservative Investor Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000000476	811-02699	Invesco Small Cap Growth Fund	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000064651	811-02699	Invesco Main Street Mid Cap	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000064650	811-02699	Invesco Main Street Small Cap	AIM GROWTH SERIES (INVESCO GROWTH SERIES)	12/31/2023
S000064662	811-07452	Invesco Oppenheimer V.I. International Growth Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027890	811-07452	Invesco V.I. American Franchise Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027881	811-07452	Invesco V.I. American Value Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000030663	811-07452	Invesco V.I. Balanced-Risk Allocation Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064654	811-07452	Invesco V.I. Capital Appreciation Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027872	811-07452	Invesco V.I. Comstock Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064657	811-07452	Invesco V.I. Conservative Balanced Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000203	811-07452	Invesco V.I. Core Equity Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000205	811-07452	Invesco V.I. Core Plus Bond Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064658	811-07452	Invesco V.I. Discovery Mid Cap Growth Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027871	811-07452	Invesco V.I. Diversified Dividend Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027889	811-07452	Invesco V.I. Equally Weighted S&P 500 Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027873	811-07452	Invesco V.I. Equity and Income Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000000182	811-07452	Invesco V.I. EQV International Equity Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027875	811-07452	Invesco V.I. Global Core Equity Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064660	811-07452	Invesco V.I. Global Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000187	811-07452	Invesco V.I. Global Real Estate Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064661	811-07452	Invesco V.I. Global Strategic Income Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000185	811-07452	Invesco V.I. Government Money Market Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000179	811-07452	Invesco V.I. Government Securities Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000027877	811-07452	Invesco V.I. Growth and Income Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000193	811-07452	Invesco V.I. Health Care Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000181	811-07452	Invesco V.I. High Yield Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064663	811-07452	Invesco V.I. Main Street Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000184	811-07452	Invesco V.I. Main Street Mid Cap Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064664	811-07452	Invesco V.I. Main Street Small Cap Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000188	811-07452	Invesco V.I. Small Cap Equity Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000000196	811-07452	Invesco V.I. Technology Fund	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000064656	811-07452	Invesco V.I. U.S. Government Money Portfolio	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073043	811-07452	Invesco(R) V.I. Nasdaq 100 Buffer Fund - December	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073045	811-07452	Invesco(R) V.I. Nasdaq 100 Buffer Fund - June	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073044	811-07452	Invesco(R) V.I. Nasdaq 100 Buffer Fund - March	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073042	811-07452	Invesco(R) V.I. Nasdaq 100 Buffer Fund - September	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073047	811-07452	Invesco(R) V.I. S&P 500 Buffer Fund - December	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073049	811-07452	Invesco(R) V.I. S&P 500 Buffer Fund - June	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073048	811-07452	Invesco(R) V.I. S&P 500 Buffer Fund - March	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000073046	811-07452	Invesco(R) V.I. S&P 500 Buffer Fund - September	AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	12/31/2023
S000064669	811-05686	Invesco U.S. Government Money Portfolio	AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	2/28/2024
S000064643	811-07890	Invesco Rochester AMT-Free New York Municipal Fund	AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	2/28/2024
CEF0014349	811-23665	Invesco Dynamic Credit Opportunity Fund	Invesco Dynamic Credit Opportunity Fund	2/28/2024
S000064611	811-03826	Invesco Gold & Special Minerals Fund	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	4/30/2024
S000003039	811-21265	Invesco Aerospace & Defense ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060806	811-21265	Invesco Bloomberg Analyst Rating Improvers ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000013111	811-21265	Invesco BuyBack Achievers ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000003037	811-21265	Invesco Dividend Achievers ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000013787	811-21265	Invesco Dorsey Wright Momentum ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060802	811-21265	Invesco Dow Jones Industrial Average Dividend ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000013788	811-21265	Invesco Financial Preferred ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000013789	811-21265	Invesco Global Listed Private Equity ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000003052	811-21265	Invesco Golden Dragon China ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000003045	811-21265	Invesco High Yield Equity Dividend Achievers ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000003036	811-21265	Invesco International Dividend Achievers ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000013122	811-21265	Invesco MSCI Sustainable Future ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000063395	811-21265	Invesco S&P 500 (R) Equal Weight Communication Services ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060788	811-21265	Invesco S&P 500 (R) Equal Weight Real Estate ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000020214	811-21265	Invesco S&P 500 BuyWrite ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060798	811-21265	Invesco S&P 500 Equal Weight Consumer Discretionary ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060809	811-21265	Invesco S&P 500 Equal Weight Consumer Staples ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060811	811-21265	Invesco S&P 500 Equal Weight Energy ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060812	811-21265	Invesco S&P 500 Equal Weight ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060813	811-21265	Invesco S&P 500 Equal Weight Financials ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060814	811-21265	Invesco S&P 500 Equal Weight Health Care ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060815	811-21265	Invesco S&P 500 Equal Weight Industrials ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060816	811-21265	Invesco S&P 500 Equal Weight Materials ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060789	811-21265	Invesco S&P 500 Equal Weight Technology ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060790	811-21265	Invesco S&P 500 Equal Weight Utilities ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024

Series ID	File No	Series Name	Registrant Name	Last FYE Reviewed
S000003049	811-21265	Invesco S&P 500 Quality ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060794	811-21265	Invesco S&P MidCap 400 GARP ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000060807	811-21265	Invesco S&P Spin-Off ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000003048	811-21265	Invesco Water Resources ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000003053	811-21265	Invesco WilderHill Clean Energy ETF	INVESCO EXCHANGE-TRADED FUND TRUST	4/30/2024
S000027817	811-09913	Invesco Equally Weighted S&P 500 Fund	AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)	8/31/2024
S000064615	811-09913	Invesco Senior Floating Rate Fund	AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)	8/31/2024
S000070974	811-23304	Invesco International Developed Dynamic Multifactor ETF	Invesco Exchange-Traded Self-Indexed Fund Trust	8/31/2024
S000064607	811-23304	Invesco Russell 1000(R) Dynamic Multifactor ETF	Invesco Exchange-Traded Self-Indexed Fund Trust	8/31/2024
S000064608	811-23304	Invesco Russell 2000(R) Dynamic Multifactor ETF	Invesco Exchange-Traded Self-Indexed Fund Trust	8/31/2024